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FOR IMMEDIATE RELEASE

               PEARSON PLC AND ALL AMERICAN COMMUNICATIONS, INC.
               ANNOUNCE APPROVAL OF GERMAN FEDERAL CARTEL OFFICE
                AND AGGREGATE NUMBER OF SHARES TENDERED TO DATE


London, England and Santa Monica, California (October 31, 1997) -- Pearson plc (London Stock Exchange: PSON) and All American Communications, Inc. (Nasdaq:
AACI/AACIB) today announced the receipt of the required approval from the German Federal Cartel Office with respect to Pearson's cash tender offer for all outstanding shares of All American's Common Stock and Class B Common Stock at $25.50 per share.

The offer is scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, November 4, 1997, unless extended. The Board of Directors of All American has unanimously recommended that stockholders accept the offer and tender their shares pursuant to the offer.

Before commencing the offer on October 7, 1997, certain stockholders of All American agreed with Pearson to tender approximately 49% of the outstanding shares of All American. Such stockholders recently tendered all of their shares into the offer. According to ChaseMellon Shareholders Services, LLC, depositary for the tender offer, at the close of business on October 29, 1997, 4,607,773 shares of Common Stock and 3,196,750 shares of Class B Common Stock of All American had been validly tendered and not withdrawn, constituting approximately 64% of the aggregate outstanding shares of All American.

The Dealer-Manager for the offer is Lazard Freres & Company, LLC, and questions may be addressed to them at (212) 632-6000. The Information Agent for the offer is D.F. King & Company, Inc., and questions may be addressed to them at (800) 755-3105.

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